UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Form 11-K

☒            ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐            TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                              to

Commission File No.: 333-88634

Full Title of the Plan and Address of the Plan:

PACIFIC CAPITAL BANCORP
Incentive & Investment and Salary Savings Plan
1021 Anacapa Street
Santa Barbara, California 93101
(Address of principal executive offices)

Name of the Issuer of the securities held pursuant to the plan and the address of the principal executive office:

PACIFIC CAPITAL BANCORP
1021 Anacapa Street
Santa Barbara, California 93101
(Address of principal executive offices)

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

PACIFIC CAPITAL BANCORP Incentive & Investment and Salary Savings Plan

June 28, 2004	By:	/s/ DONALD LAFLER
Donald Lafler Executive Vice President Chief Financial Officer

PACIFIC CAPITAL BANCORP
INCENTIVE AND INVESTMENT AND
SALARY SAVINGS PLAN

FINANCIAL REPORT

YEARS ENDED DECEMBER 31, 2003 AND 2002

TABLE OF CONTENTS

INDEPENDENT AUDITORS’ REPORT

FINANCIAL STATEMENTS

Statements of net assets available for benefits
Statement of changes in net assets available for benefits
Notes to financial statements

SUPPLEMENTAL SCHEDULES

Schedule of assets (held at end of year)
Schedule of assets (acquired and disposed of within year)

INDEPENDENT AUDITORS’ REPORT

To the Participants and Administrator of
the Pacific Capital Bancorp Incentive and
Investment and Salary Savings Plan

Santa Barbara, California

We have audited the accompanying statement of net assets available for benefits of the Pacific Capital Bancorp Incentive and Investment and Salary Savings Plan as of December 31, 2003 and the related statement of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.  The financial statements of the Pacific Capital Bancorp Incentive and Investment and Salary Savings Plan as of December 31, 2002 were audited by other auditors whose report dated June 18, 2003, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Pacific Capital Bancorp Incentive and Investment and Salary Savings Plan as of December 31, 2003 and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules of assets (held at end of year) and assets (acquired and disposed of within year) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental information is the responsibility of the Plan’s management.  The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Glendale, California
June 11, 2004

PACIFIC CAPITAL BANCORP INCENTIVE AND
INVESTMENT AND SALARY SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2003 and 2002

	2003	2002

ASSETS
Investments, at fair value (Note 3)	$58,877,177	$45,430,790

Receivables:
Participant contributions	—	493,227
Employer contributions	—	2,788

Total receivables	—	496,015

Total assets	58,877,177	45,926,805

Liabilities	—	—

NET ASSETS AVAILABLE FOR BENEFITS	$58,877,177	$45,926,805

The Notes to Financial Statements are an integral part of these statements.

PACIFIC CAPITAL BANCORP INCENTIVE AND
INVESTMENT AND SALARY SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2003

ADDITIONS

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$10,577,020
Dividends	117,124
Interest	254,365

10,948,509

Contributions:
Participant contributions	4,152,879
Employer contributions	2,215,753
Rollovers	513,945

6,882,577

Transfer from Pacific Capital Bancorp Employee Stock Ownership Plan and Trust	28,719

Total additions	17,859,805

DEDUCTIONS

Deductions from net assets attributed to:
Benefits paid to participants	4,795,121
Administrative expenses	29,669
Participant loans terminated due to withdrawal of participants	84,643

Total deductions	4,909,433

Net increase	12,950,372

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	45,926,805

End of year	$58,877,177

The Notes to Financial Statements are an integral part of these statements.

PACIFIC CAPITAL BANCORP
INCENTIVE AND INVESTMENT AND SALARY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2003 and 2002

Note 1.          DESCRIPTION OF THE PLAN

The following brief description of the Pacific Capital Bancorp (the Company) Incentive and Investment and Salary Savings Plan (the Plan) is provided for general information purposes only.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan established on January 1, 1996 that covers substantially all employees of the Company who are not covered under a collective bargaining agreement and who have attained age 18 and completed either 250 hours of service in a 90-day consecutive period or one year of service.  In addition, employees become eligible to receive Company profit sharing contributions upon attaining age 18 and completing one year of service.  The Plan is subject to the provisions of Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may defer an amount equal to not less than one percent nor more than 80 percent of their Plan compensation, as defined in the Plan, through payroll deductions.  Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.  The maximum employee deferral permitted by the Internal Revenue Code for the years ended December 31, 2003 is $12,000.

The Company’s safe harbor matching contributions is equal to 100% of the first three percent of the participant’s compensation that he or she contributes to the Plan as deferral contributions, plus 50% of the next three percent of the participant’s compensation that is contributed to the Plan as deferral contributions.  The Company may also make annual profit sharing and qualified non-elective contributions.  There were no profit sharing or qualified non-elective contributions for the year ended December 31, 2003.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocation of (a) the Company’s matching contributions and, (b) Plan earnings.  Allocations of Plan earnings for investments other than self-directed accounts are based on participants’ account balances.  Self-directed accounts are credited with the earnings of the specific investment chosen by the participant.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions, Company safe harbor matching contributions, and qualified non-elective contributions, plus actual earnings thereon.  Vesting in the Company’s profit sharing contribution portion of their account is based on years of vested service in accordance with the following schedule:

Years of Service	Percentage Vested

Less than 2	0
2 but less than 3	20
3 but less than 4	30
4 but less than 5	40
5 but less than 6	60
6 but less than 7	80
7 or more	100

Notwithstanding the above, if a participant is employed by the Company on the date of (1) attaining normal or early retirement, (2) death, or (3) terminating employment by the reason of permanent disability, the employer profit sharing contributions become 100 percent vested without regard to years of service.

Participant Loans

Participants may borrow against their vested account balances a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance.  The loans are secured by the vested balance in the participant’s account and bear interest at the Santa Barbara Bank & Trust base lending rate.  Principal and interest is paid ratably through payroll deductions or participant’s own personal checks.

Investment Options

Participants direct the investments of their deferral, company matching, profit sharing and qualified non-elective contributions into various investment options offered by the Plan.  The Plan currently offers a guaranteed income account, various pooled separate accounts managed by Connecticut General Life Insurance Company, the Company common stock and a self-direct account as investment options for participants.  The self-directed account is comprised of assets invested at the direction of individual Plan participants.

Benefit Payments

On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of participant’s vested interest in his or her account, a distribution in the form of an annuity, or installment payments.  Benefit claims are recorded as expenses when they have been approved for payment and paid by the Plan.

Withdrawal of Employee Deferral Contributions

Participants may withdraw their employee deferral contributions at age 59-1/2, at retirement (age 65), upon death, disability, termination of service, or upon experiencing a financial hardship as defined by the Internal Revenue Code.  Such withdrawals are subject to applicable excise and income taxes, and may only be made with the approval of the Plan Administrator.

Forfeitures

Participants who are not 100% vested will forfeit the non-vested portion of the employer profit sharing contributions upon termination of employment.  Such forfeitures may be applied to reduce future contributions of the Company.  At December 31, 2003 and 2002, forfeited non-vested accounts totaled $50,035 and $9,417, respectively.  In 2003, Company cash contributions were offset by $10,180 from forfeited non-vested accounts.

Note 2.          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared using the accrual basis of accounting.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect certain amounts and disclosures.  Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition

Investments in the guaranteed income account are generally benefit responsive (see Note 4) and are stated at contract value, which approximates fair value.  Investments in pooled separate accounts are stated at fair market value, as determined by the unit value reported by Connecticut General Life Insurance Company.  Common stocks are valued at fair value as determined by quoted market prices.  Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end.  Limited partnerships are generally valued using the valuation reported by the general partner, without modification.  Participant loans are stated at cost plus accrued interest, which approximates fair value.

Realized and Unrealized Appreciation (Depreciation)

Realized and unrealized appreciation (depreciation) are based on the market value of the assets at the end of the Plan year compared to the market value of the assets at the beginning of the Plan year, or at the time of purchase for assets purchased/exchanged during the Plan year.

Administrative Expenses

The Company incurs certain expenses in administering the Plan, which are not passed on as expenses of the Plan.  Administrative expenses charged to the Plan consist of transaction charges associated with benefit payments and loan processing.

Note 3.          INVESTMENTS

The following presents investments of the Plan as of December 31, 2003 and 2002.  Investments that represent 5% or more of the Plan’s net assets are separately identified with an asterisk.

	2003		2002

CIGNA Guaranteed Income Fund	$4,554,207	*	$4,981,072	*
CIGNA Lifetime20 Fund	9,603,191	*	7,569,827	*
CIGNA Lifetime30 Fund	7,643,967	*	6,060,268	*
CIGNA Lifetime40 Fund	7,682,167	*	6,108,654	*
Small CapValue/ Perkins, Wolf, McDonnell Fund	2,945,968	*	1,726,585
Pacific Capital Bancorp Company common stock	3,933,925	*	3,300,381	*
Other pooled separate accounts	19,290,789		13,193,346
Cash and cash equivalents	91,297		93,381
Other common stocks	1,171,257		737,056
Mutual funds	165,326		97,818
Limited partnerships	75,937		31,000
Participant loans	1,719,146		1,531,402

Total investments	$58,877,177		$45,430,790

During the year ended December 31, 2003, the Plan’s investments (including realized gains and losses on investments bought and sold and unrealized gains and losses on investments held during the year) appreciated (depreciated) in fair value as follows:

Pooled separate accounts	$8,786,828
Company common stock	1,474,738
Other common stock	270,737
Mutual funds	42,820
Limited partnerships	1,897

Net appreciation in fair value of investments	$10,577,020

Note 4.          INVESTMENT CONTRACT WITH INSURANCE COMPANY

The Plan participates in a contract with Connecticut General Life Insurance Company by investing in the CIGNA Guaranteed Income Fund.  Connecticut General Life Insurance Company commingles the assets of the CIGNA Guaranteed Income Fund with other assets.  When total distributions or transfers in the CIGNA Guaranteed Income Fund within a calendar year exceed pre-determined thresholds, transactions in the CIGNA Guaranteed Income Fund would be restricted in accordance with the contract terms and could result in CIGNA Guaranteed Income Fund not being fully benefit responsive.  The Plan’s investment in the CIGNA Guaranteed Income Fund had an average net yield of 3.10% for the years ended December 31, 2003 and 2002.  In addition, the Plan is credited with interest at the interest rates specified in the contract (3.10% for 2003 and ranged from 4.20% to 4.70% for 2002), net of asset charges.  Connecticut General Life Insurance Company prospectively guaranteed the interest rates credited for the CIGNA Guaranteed Income Fund for six months.  As discussed in Note 2, the CIGNA Guaranteed Income Fund is included in the financial statements at contract value which approximates fair value.

Note 5.          PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are invested in the CIGNA guaranteed funds and pooled separate accounts managed by Connecticut General Life Insurance Company, a wholly-owned subsidiary of CIGNA Corporation.  CIGNA Bank & Trust Company, FSB, another wholly owned subsidiary of CIGNA Corporation, is the Plan’s trustee.  As such, transactions with the Connecticut General Life Insurance Company qualify as party-in-interest transactions under ERISA.  Fees paid by the Plan to Connecticut General Life Insurance Company for the investment management services amounted to $3,517 for the year ended December 31, 2003.

In addition, the Plan invests in a unitized common stock fund of Pacific Capital Bancorp, the Plan Sponsor.  The fund comprised of a short-term investment fund component and shares of Pacific Capital Bancorp common stock.  The unit values of the Fund are recorded and maintained by CIGNA Financial Services, Inc.  During the year ended December 31, 2003, the Plan’s investment activities and valuation of the fund are as follows:

Purchases	$973,000
Sales	1,900,000
Net appreciation and dividends	1,571,000
Investment value	3,934,000

Note 6.          TAX STATUS

The Plan obtained its latest determination letter on March 21, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.  The Plan has been amended since receiving the determination letter.  However, the Plan Administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.  Therefore, no provision for income taxes has been included in the Plan’s financial statement.

Note 7.          PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.

Note 8.          TRANSFER FROM PACIFIC CAPITAL BANCORP EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

In 2003, certain employees and their participant account balances totaling $28,719 were transferred from the Pacific Capital Bancorp Employee Stock Ownership Plan and Trust (an affiliated plan) to the Plan.  According to the provisions of the Internal Revenue Code, when employees have been participating in an Employee Stock Ownership Plan for 10 years and have attained the age of 55, the Company is required to permit those “qualified” employees to begin to diversify the assets that are held in their accounts.  For those employees electing to diversify under these provisions, the proceeds from the sale of Pacific Capital Bancorp Common Stock are transferred to the Plan and may be used to purchase any of the investment options offered by the Plan.  These participants are immediately vested in their account balances.

Note 9.          RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits as of December 31 as reported on the financial statements and Form 5500:

	2003	2002

Financial statements	$58,877,177	$45,926,805
Employer contributions receivable December 31, 2003 and 2002	—	(493,227)

Participant contributions receivable December 31, 2003 and 2002	—	(2,788)

Form 5500	$58,877,177	$45,430,790

The following is a reconciliation of participants’ contributions for the year ended December 31, 2003 as reported on the financial statements and Form 5500:

Financial statements	$4,152,879
Participant contributions receivable December 31, 2003	—
Participant contribution receivable December 2002	2,788

Form 5500	$4,155,667

The following is a reconciliation of employer’s contributions for the year ended December 31, 2003 as reported on the financial statements and Form 5500:

Financial statements	$2,215,753
Employer contributions receivable December 31, 2003	—
Employer contribution receivable December 2002	493,227

Form 5500	$2,708,980

SUPPLEMENTAL SCHEDULES

PACIFIC CAPITAL BANCORP INCENTIVE AND
INVESTMENT AND SALARY SAVINGS PLAN

EIN: 95-3673456
PLAN NUMBER 002

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2003

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value

*	Connecticut General Life Insurance Company	CIGNA Guaranteed Income Fund	$4,554,207

*	Connecticut General Life Insurance Company	CIGNA Growth & Income/Multi-Manager Fund	1,077,571

*	Connecticut General Life Insurance Company	CIGNA International Blend/Bank of Ireland Fund	615,445

*	Connecticut General Life Insurance Company	CIGNA Janus Worldwide Fund	1,240,190

*	Connecticut General Life Insurance Company	CIGNA Large Cap Growth/Goldman Sachs Fund	1,922,846

*	Connecticut General Life Insurance Company	CIGNA Large Cap Value/John A. Levin & Co. Fund	1,949,764

*	Connecticut General Life Insurance Company	CIGNA Lifetime20 Fund	9,603,191

*	Connecticut General Life Insurance Company	CIGNA Lifetime30 Fund	7,643,967

*	Connecticut General Life	CIGNA Lifetime40 Fund	7,682,167

*	Connecticut General Life Insurance Company	CIGNA Lifetime50 Fund	2,288,337

*	Connecticut General Life Insurance Company	CIGNA Lifetime60 Fund	1,884,431

*	Connecticut General Life Insurance Company	CIGNA Mid Cap Blend/Cadence Fund	1,447,224

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value

*	Connecticut General Life Insurance Company	CIGNA S&P 500 Index Fund	$2,716,662

*	Connecticut General Life Insurance Company	CIGNA Small Cap Growth/TimesSquare Fund	2,044,148

*	Connecticut General Life Insurance Company	CIGNA Small Cap Value/Berger® Fund	2,945,968

*	Connecticut General Life Insurance Company	CIGNA TimesSquare Corporate Bond Fund	1,003,297

*	Connecticut General Life Insurance Company	CIGNA TimesSquare High Grade Bond	1,100,874

*	Pacific Capital Bancorp Company	Pacific Capital Bancorp Company Common Stock	3,933,925

*	Participant Loans	Interest rates ranged 5%-10.50% Matures on various dates through November 2018	1,719,146

			57,373,360

	Various	Cash and Cash Equivalents	91,297

	Various	Common Stocks	1,171,257

	Various	Mutual Funds	165,326

	Various	Limited Partnership	75,937

	Total assets held by CIGNA representing the self-directed accounts		1,503,817

			$58,877,177

PACIFIC CAPITAL BANCORP INCENTIVE AND
INVESTMENT AND SALARY SAVINGS PLAN

EIN: 95-3673456
PLAN NUMBER 002

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS
(ACQUIRED AND DISPOSED OF WITHIN YEAR)
December 31, 2003

(a) Identity of Issue, Borrower, Lessor, or Similar Party	(b) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Proceeds of Dispositions

Various	Common stocks (self-directed accounts)	$438,874

Pacific Capital Bancorp

Incentive & Investment and

Salary Savings Plan

Financial Statements and

Supplemental Schedule

December 31, 2002 and 2001

Pacific Capital Bancorp

Incentive & Investment and Salary Savings Plan

*            Other supplemental schedules required by Section 2520-103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

Report of Independent Accountants

To the Participants and Administrator of
    the Pacific Capital Bancorp Incentive & Investment and Salary Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Pacific Capital Bancorp Incentive & Investment and Salary Savings Plan (the “Plan”) as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/S/: PricewaterhouseCoopers LLP
Hartford, Connecticut

June 18, 2003

1

Pacific Capital Bancorp

Incentive & Investment and Salary Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2002	2001

Assets

Investments, at fair value (Note 3):	$45,430,790	$46,165,106

Receivables:
Employer contributions	493,227	1,415,177
Participant contributions	2,788	7,352
	496,015	1,422,529
Net assets available for benefits	$45,926,805	$47,587,635

The accompanying notes are an integral part of these financial statements.

2

Pacific Capital Bancorp

Incentive & Investment and Salary Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2002

Additions to net assets attributed to:
Investment income (loss):
Interest	$340,441
Dividends	71,300
Net depreciation in fair value of investments	(5,647,256)
(5,235,515)
Contributions:
Employer	2,504,153
Participant	3,649,232
Rollover	339,732
6,493,117
Transfer from Pacific Capital Bancorp Employee Stock Ownership Plan and Trust	59,096
Total additions	1,316,698

Deductions from net assets attributed to:
Benefit payments	2,896,008
Transaction charges	28,702
Participant loans terminated due to withdrawal of participants	52,818
Total deductions	2,977,528

Net decrease in net assets available for benefits	(1,660,830)
Net assets available for benefits:
Beginning of year	47,587,635
End of year	$45,926,805

The accompanying notes are an integral part of these financial statements.

3

Pacific Capital Bancorp

Incentive & Investment and Salary Savings Plan

Notes to Financial Statements

1.                                      Description of Plan

The following description of the Pacific Capital Bancorp Incentive & Investment and Salary Savings Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan established effective January 1, 1966 and most recently amended effective January 1, 2002.  Employees of Pacific Capital Bancorp (the “Company”) become eligible to make tax-deferred contributions to the Plan upon attaining age 18 and after completing either 250 hours of service in a 90-day consecutive period or one year of service, as discussed in the Plan agreement.  In addition, employees become eligible to receive Company profit sharing contributions upon attaining the age 18 and completing one year of service.  The Plan is subject to the provisions of ERISA.

Contributions

Effective January 1, 2002, participants may contribute an amount equal to not less than one percent nor more than 80 percent of their Plan compensation, as defined, for the contribution period.  Prior to January 1, 2002, participants could contribute an amount equal to not less than one percent nor more than 10 percent of their Plan compensation for the contribution period.  Participants may also make rollover contributions from other qualified plans.  Participants direct the investment of their contributions into various investment options offered by the Plan.  The Plan currently offers a guaranteed account, various pooled separate accounts, a Company common stock account and a self-directed account as investment options for participants.  The self-directed account is comprised of assets invested at the direction of individual Plan participants.  Participant contributions are recorded in the period during which the Company makes payroll deductions from the participant’s earnings.

Effective January 1, 2002, the Company changed plan provisions to replace its regular matching contributions with safe harbor matching contributions.  The Company makes matching contributions in an amount equal to $1.00 for each $1.00 contributed by a participant, up to a maximum of three percent of the participant’s Plan compensation.  The Company also makes matching contributions in an amount equal to $0.50 for each $1.00 of the next three percent of the participant’s Plan compensation, but not to exceed 4.5 percent of the participant’s Plan compensation.  The Company may also make profit-sharing and qualified non-elective contributions.  The Company contributions are directly invested in the guaranteed account, the pooled separate accounts, the Company common stock account or the self-directed account, as directed by the participant.  Company safe harbor matching contributions are recorded in the same period as participant contributions.  Regular matching contributions were made in the same period as participant contributions.  Profit-sharing and qualified non-elective contributions are recorded annually.  The Company made profit-sharing contributions of $500,000 in 2002.  There were no qualified non-elective contributions made during 2002.

Effective June 1, 2002, the CIGNA TimesSquare High Yield Bond Fund was removed as an Investment option. Also, effective June 1, 2002, the CIGNA Lazard International Equity Fund was removed as an investment option and replaced with the CIGNA International Blend/Bank of Ireland Fund.

4

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocation of the Company contributions and Plan earnings.  Earnings are allocated by fund based on the ratio of a participant’s account invested in a particular fund to all participants’ investments in that fund.  Allocations of Plan earnings for investments other than self-directed accounts are based on participants’ account balances.  Self-directed accounts are credited with the earnings of the specific investment chosen by the participant.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their own contributions plus actual earnings thereon.  Effective January 1, 2002, participants are immediately vested in the Company safe harbor matching contributions and qualified non-elective contributions.  Participants become vested in the Company’s regular matching contributions based on years of service.  Participants became 20 percent vested after one year of service, 40 percent after two years of service, 60 percent after three years of service, 80 percent after four years of service and 100 percent vested after five years of service.

Vesting in the Company’s profit sharing contribution is based on years of service.  A participant becomes 20 percent vested after two years of service, 30 percent after three years of service, 40 percent after four years of service, 60 percent after five years of service, 80 percent after six years of service and 100 percent vested after seven years of service.  If an active participant dies prior to attaining the normal retirement age or if a participant is employed on his normal or early retirement date, the participant’s entire account becomes 100 percent vested.

Benefit Payments

On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the vested portion of their account, a distribution in the form of an annuity, or installment payments.  Distributions are subject to the applicable provisions of the Plan agreement.  Benefit claims are recorded as expenses when they have been approved for payment and paid by the Plan.  Effective January 1, 2002, employer contributions and earnings thereon are not available for hardship withdrawals.

Participant Loans

Participants may borrow up to a maximum of $50,000 or 50 percent of the vested portion of their account balance, whichever is less.  Loans are calculated on a fully amortized basis.  A loan is collateralized by the balance in the participant’s account and bears interest at a rate commensurate with market rates for similar loans, as defined (5.25% to 10.50% and 6.00% to 10.50% for the years ended December 31, 2002 and 2001, respectively).

5

Administrative Expenses

The Plan is responsible for payment of the trustee expenses and fees, however the Company may pay the expenses directly.  Transaction charges (for loan and benefit payment transactions) are paid by the Plan by reducing the balances of those participants initiating the transactions.

2.                                      Summary of Accounting Policies

Basis of Accounting

The Plan’s financial statements are prepared on the accrual basis of accounting.  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein.  Actual results could differ from those estimates.

Investment Valuation

Investments in the guaranteed account are generally benefit responsive (see Note 4) and are stated at contract value, which approximates fair value.  Investments in pooled separate accounts are stated at fair value, as determined by the unit value reported by Connecticut General Life Insurance Company (“CG Life”).  Participant loans are stated at cost plus accrued interest, which approximates fair value.  Common stocks are valued at fair value as determined by quoted market prices.  Mutual funds are valued at net asset value.  Limited partnerships are generally valued using the valuation reported by the general partner, without modification.

3.                                      Investments

The following presents investments of the Plan as of December 31, 2002 and 2001.  Investments that represent five percent or more of the Plan’s net assets are separately identified with (*).

	December 31,
	2002		2001

CIGNA Guaranteed Income Fund	$4,981,072	*	$4,291,559	*
CIGNA Lifetime20 Fund	7,569,827	*	8,693,295	*
CIGNA Lifetime30 Fund	6,060,268	*	6,964,655	*
CIGNA Lifetime40 Fund	6,108,654	*	7,581,898	*
Pacific Capital Bancorp Company Common Stock	3,300,381	*	1,725,886
Other Pooled Separate Accounts	14,919,931		14,924,267
Cash and Cash Equivalents	93,381		98,000
Other Common Stocks	737,056		133,753
Mutual Funds	97,818		135,351
Limited Partnerships	31,000		—
Participant Loans	1,531,402		1,616,442
Total Investments	$45,430,790		$46,165,106

6

During the year ended December 31, 2002, the Plan’s investments (including realized gains and losses on investments bought and sold and unrealized gains and losses on investments held during the year) appreciated (depreciated) in fair value as follows:

Year Ended December 31, 2002

Pooled Separate Accounts	$(6,001,710)
Company Common Stock	426,705
Other Common Stocks	(32,745)
Mutual Funds	(37,687)
Limited Partnerships	(1,819)

Net depreciation in fair value of investments	$(5,647,256)

4.                                      Investment Contract with Insurance Company

The Plan participates in a contract with CG Life via an investment in the CIGNA Guaranteed Income Fund.  CG Life commingles the assets of the CIGNA Guaranteed Income Fund with other assets.  In certain instances when total distributions or transfers in the CIGNA Guaranteed Income Fund within a calendar year exceed pre-determined thresholds (e.g. 10% of the balance of the Fund on the first day of the year), transactions in the CIGNA Guaranteed Income Fund may face certain restrictions, in accordance with the contract terms.  This could potentially result in the CIGNA Guaranteed Income Fund not being fully benefit responsive in certain instances.  For the Plan’s investment in the CIGNA Guaranteed Income Fund, the Plan is credited with interest at the interest rates specified in the contract which ranged from 4.70% to 4.20% and 5.55% to 5.35% for the years ended December 31, 2002 and 2001, net of asset charges.  CG Life prospectively guaranteed the interest rates credited for the CIGNA Guaranteed Income Fund for six months.  As discussed in Note 2, the CIGNA Guaranteed Income Fund is included in the financial statements at contract value which, principally because of the periodic interest rate reset process, approximates fair value.

5.                                      Related-Party Transactions

Plan assets include investments in funds managed by CG Life, an indirect wholly-owned subsidiary of CIGNA.  CG Life is the Plan’s trustee and as such, transactions with the trustee qualify as party-in-interest transactions under ERISA.  Personnel and facilities of the Company have been used to perform administrative functions for the Plan at no charge to the Plan.  In addition, the Plan holds common shares of Pacific Capital Bancorp, the Plan Sponsor, which also qualifies as a party-in-interest transaction.  Participant loans also qualify as party-in-interest transactions.

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The Plan invests in a unitized stock fund, Pacific Capital Bancorp Common Stock (the “Fund”), which is comprised of a short-term investment fund component and shares of common stock of Pacific Capital Bancorp, the Plan sponsor.  The unit values of the Fund are recorded and maintained by CIGNA Financial Services, Inc.  During the year ended December 31, 2002, the Plan purchased units of the Fund in the approximate amount of $1,374,000, sold units of the Fund in the approximate amount of $295,000, and had net appreciation and dividends on the Fund in the approximate amount of $495,000.  The total value of the Plan’s interest in the Fund was $3,300,381 and $1,725,886 at December 31, 2002 and 2001, respectively.

6.                                      Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100 percent vested in their accounts.

7.                                      Tax Status

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated September 21, 1992, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”).  The Plan has been amended since receiving the determination letter, however, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.  Therefore, no provision for income taxes has been included in the Plan’s financial statement.  Subsequent to year end, the Plan received a favorable determination letter dated March 21, 2003.

8.                                      Reconciliation of Plan Financial Statements to the Form 5500

The Annual Return/Report of Employee Benefit Plan (the “Form 5500”) is prepared on the modified cash basis.  Accordingly, certain balances included on Schedule H (Part I and II) of the Form 5500 differ from those included in these financial statements.  Contributions in the statement of changes in net assets available for benefits differ from contributions in the Form 5500 by the change in the amount of contributions accrued at December 31.  The ending net asset balances are reconciled as follows:

		December 31,
		2002	2001

Net assets, reflected on Form 5500		$45,430,790	$46,165,106
Add:	Employer contributions receivable	493,227	1,415,177
	Participant contributions receivable	2,788	7,352
Net assets, reflected in the financial statements		$45,926,805	$47,587,635

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9.                                      Transfer from Affiliated Plan

During 2002, certain employees and their participant balances totaling approximately $59,000 were transferred from the Pacific Capital Bancorp Employee Stock Ownership Plan and Trust, an affiliated plan, to the Plan.  According to the provisions of the IRC, when employees have been participating in an Employee Stock Ownership Plan for ten years and have attained the age of 55, the Company is required to permit those “qualified” employees to begin to diversify the assets that are held in their accounts.  For those employees electing to diversify under these provisions, the proceeds from the sale of Pacific Capital Bancorp Common Stock are transferred to the Plan and may be used to purchase any of the investment options offered by the Plan.  These participants are immediately vested in their account balances.

10.          Forfeitures

Forfeitures result from non-vested Company contributions remaining in the Plan for terminated employees.  The forfeiture reserve of $9,417 and $2 at December 31, 2002 and 2001, respectively, is available to offset Company cash contributions, which would be otherwise payable by the Company, in accordance with the Plan agreement.  In 2002, Company cash contributions were offset by $55,598 from forfeited non-vested accounts.

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Pacific Capital Bancorp	Supplemental Schedule I
Incentive & Investment and Salary Savings Plan
Schedule H (Line 4i) Form 5500 - Schedule of Assets (Held at End of Year)
December 31, 2002

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(e) Current value

*	Connecticut General Life Insurance Company	CIGNA Guaranteed Income Fund	$4,981,072

*	Connecticut General Life Insurance Company	CIGNA Actively Managed (Core) Bond Fund	1,059,534

*	Connecticut General Life Insurance Company	CIGNA Growth & Income/Multi-Manager Fund	550,496

*	Connecticut General Life Insurance Company	CIGNA International Blend/Bank of Ireland Fund	205,489

*	Connecticut General Life Insurance Company	CIGNA Janus Worldwide Fund	909,793

*	Connecticut General Life Insurance Company	CIGNA Large Cap Growth/Goldman Sachs Fund	1,152,697

*	Connecticut General Life Insurance Company	CIGNA Large Cap Value/John A. Levin & Co. Fund	1,307,829

*	Connecticut General Life Insurance Company	CIGNA Lifetime20 Fund	7,569,827

*	Connecticut General Life Insurance Company	CIGNA Lifetime30 Fund	6,060,268

*	Connecticut General Life Insurance Company	CIGNA Lifetime40 Fund	6,108,654

* Indicates a party-in-interest to the Plan.

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(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(e) Current value

*	Connecticut General Life Insurance Company	CIGNA Lifetime50 Fund	$1,671,839

*	Connecticut General Life Insurance Company	CIGNA Lifetime60 Fund	1,836,689

*	Connecticut General Life Insurance Company	CIGNA Mid Cap Blend/Cadence Fund	984,688

*	Connecticut General Life Insurance Company	CIGNA S&P 500® Index Fund	1,491,174

*	Connecticut General Life Insurance Company	CIGNA Small Cap Growth/TimesSquare Fund	1,341,524

*	Connecticut General Life Insurance Company	CIGNA Small Cap Value/Berger® Fund	1,726,585

*	Connecticut General Life Insurance Company	CIGNA TimesSquare Corporate Bond Fund	681,594

*	Pacific Capital Bancorp Company	Pacific Capital Bancorp Company Common Stock	3,300,381

*	Plan Participants	Participant Loans (5.25% to 10.50%) Various terms	1,531,402

	Total		44,471,535

* Indicates a party-in-interest to the Plan.

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(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(e) Current value

	Various	Cash and Cash Equivalents	$93,381

	Various	Common Stocks	737,056

	Various	Mutual Funds	97,818

	Various	Limited Partnership	31,000

	Total Assets Held by CIGNA Representing the Self-Directed Account		959,255

	Total Assets		$45,430,790

* Indicates a party-in-interest to the Plan.

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